EXHIBIT 12.2

Trustreet Properties, Inc.

Ratio of Earnings to Combined Fixed Charges and

Preferred Stock Dividends

(in thousands)

	For the Three Months Ended March 31,		Years Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Earnings:
Income (loss) from continuing operations	$(942)	$3,631	$8,482	$8,700	$26,320	$(13,957)	$(6,208)

Excluding adjustments for minority interests or income from equity in joint ventures	785	628	3,613	1,805	2,308	1,152	(1,122)

Pretax income (loss) from continuing operations before adjustments for minority interest or income from equity in joint ventures	(157)	4,259	12,095	10,505	28,628	(12,805)	(7,330)
Add: Fixed Charges	20,756	12,664	52,003	53,325	61,242	70,163	48,994
Less: Preferred Dividend Requirements	(2,923)	—	—	—	—	—	—

Earnings	$17,676	$16,923	$64,098	$63,830	$89,870	$57,358	$41,664

Fixed Charges:
Interest Expense (1)	$17,718	$12,546	$51,533	$52,843	$60,749	$69,751	$48,665
Estimated Interest with Rent Expense (2)	115	118	470	482	493	412	329
Preferred Dividend Requirements	2,923	—	—	—	—	—	—

	$20,756	$12,664	$52,003	$53,325	$61,242	$70,163	$48,994

Fixed Charges
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	—	1.34	1.23	1.20	1.47	—	—
Deficiency of Earnings to Combined Fixed Charges and Preferred Stock Dividends	$3,080	n/a	n/a	n/a	n/a	$12,805	$7,330

(1)	Includes amortized premiums, discounts and amortized capitalized financing costs.
(2)	33% of rent expense